# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veea Inc., CIK 0001840317
CUSIP: 693489122
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 164 E. 83rd Street, New York, New York (NY), 10028
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001367633
Persons authorized to receive notices and communications: Allen Salmasi, 164 E. 83rd Street,, New York, New York (NY), 10028, (212) 535-6050

## Reporting persons
- Allen Salmasi (CIK 0001367633): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,473,337; shared voting power 15,448,455; sole dispositive power 3,473,337; shared dispositive power 15,448,455; aggregate amount beneficially owned 18,921,792 (48.3% of the class)
  Comment: (1) Includes 437,029 shares of common stock of the issuer, par value $0.0001 per share (the "Common Stock"), directly owned by Mr. Salmasi; 3,036,308 shares of Common Stock issuable upon the exercise of options held by Mr. Salmasi; 12,148,921 shares of Common Stock held by NLabs Inc., of which Mr. Salmasi is the Chief Executive Officer and stockholder; 2,808,475 shares held by Salmasi 2004 Trust ("Salmasi Trust"), the trustee of which is Mr. Salmasi's spouse; and 491,059 shares held by Mr. Salmasi's spouse.
  
  (2) Based on 36,202,798 shares of Common Stock outstanding as of January 7, 2025.
- NLabs Inc. (CIK 0002025902): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,148,921; shared voting power 0; sole dispositive power 12,148,921; shared dispositive power 0; aggregate amount beneficially owned 12,148,921 (33.6% of the class)
  Comment: (1) Based on 36,202,798 shares of Common Stock outstanding as of January 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Veea Inc.
Address of issuer's principal executive offices: 164 E. 83rd Street, New York, New York (NY), 10028

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 is being filed by Allen Salmasi and NLabs Inc., a Delaware corporation ("NLabs"). The reporting persons are collectively referred to herein as the "Reporting Persons." Mr. Salmasi is Chief Executive Officer and chairman of the board of directors of the Issuer, and Mr. Salmasi is also the Chief Executive Officer and stockholder of NLabs.
Residence or business address: The principal business address of each Reporting Person is 164 E. 83rd Street, New York, NY 10028.
Present principal occupation or employment: The present principal occupation of Mr. Salmasi is Chief Executive Officer and chairman of the board of directors of the Issuer. NLabs is a Delaware corporation.
Criminal convictions in the last five years: During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Mr. Salmasi is a citizen of the United States. NLabs is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons received an aggregate of 15,885,484 shares of Common Stock pursuant to the Business Combination described in Item 4 below, and Mr. Salmasi received an option to purchase 3,036,308 shares of Common Stock of the Issuer (the "Option") pursuant to the option award described in Item 4 below.

The information set forth under Item 4 of this Amendment No. 1 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

Business Combination Agreement

On September 13, 2024, the Issuer consummated the Business Combination (as defined below), pursuant to the terms of the Business Combination Agreement dated November 27, 2023 (the "Business Combination Agreement") with Plum Acquisition Corp. I, a Cayman Islands exempted company ("Plum") and Plum SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Plum ("Merger Sub"). The transactions described in the Business Combination Agreement collectively herein are described as the "Business Combination." At the closing of the Business Combination (the "Closing"), Plum changed its name to "Veea Inc."

At Closing, pursuant to the terms of the Business Combination Agreement and after giving effect to the redemptions of Plum Class A Common Stock (as defined below) by public stockholders of Plum:

each of the options to subscribe for any capital stock of Veea Inc. (including Common Stock, Series A Preferred Stock and Series A-1 Preferred Stock of Private Veea (collectively, "Private Veea Shares")) prior to the consummation of the Business Combination ("Private Veea") were converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such options of Private Veea, the number of shares of Common Stock, determined by multiplying the number of shares of Private Veea Shares subject to such options of Private Veea as of immediately prior to the effective time of the Business Combination by 0.1962;

each other convertible securities of Private Veea outstanding immediately prior to the effective time of the Business Combination ceased to represent a right to acquire Private Veea Shares, were assumed by Plum, and were cancelled in exchange for a convertible security to acquire shares of Common Stock, on the same contractual terms and conditions as were in effect with respect to the convertible securities of Private Veea immediately prior to the effective time of the Business Combination under the terms of the relevant agreements governing such convertible securities of Private Veea, except for terms rendered inoperative by reason of the transactions contemplated by the Business Combination Agreement or for such other immaterial administrative or ministerial changes as the board of directors of Plum may determine in good faith are appropriate to effectuate the administration of the convertible securities;

each Private Veea Share was automatically converted into the right to receive 0.1962 shares of Common Stock; and

each share of Series A-2 Preferred Stock of Private Veea was automatically converted into the right to receive 0.2440 shares of Common Stock on September 13, 2024, in connection with the consummation of the Business Combination, Veea, Plum and the holders of certain notes (the "Noteholders") issued by Veea entered into Note Conversion Agreements, pursuant to which each Noteholder agreed that principal and accrued interest under such notes shall convert into Common Stock at Closing at a per share value of $5.00, and that such shares shall be subject to a five-month lock-up period. At the Closing, notes having an aggregate of $15,739,897 in principal and accrued interest were converted into 3,147,970 shares of Common Stock.

At Closing, each Reporting Person's Private Veea Shares were automatically converted into 0.1962 shares of Common Stock of the Issuer per share of Private Veea Shares (as they held no shares of Series A-2 Preferred Stock of Private Veea). As a result, Mr. Salmasi received 437,029 shares of Common Stock, and NLabs received 12,148,921 shares of Common Stock.

Option Grant

On December 30, 2024, the Issuer issued a fully-vested option to purchase 3,036,308 shares of Common Stock at an exercise price of $3.89 per share to the Reporting Person. The Option was granted pursuant to the Issuer's 2024 Incentive Equity Plan, and expires on December 29, 2028.

Item 3 above is hereby incorporated into this Item 4 by reference. Certain Reporting Persons hold a substantial position in the Issuer, which was acquired at the Closing. Mr. Salmasi serves as Chief Executive Officer and chairman of the board of directors of the Issuer, and in such capacity may have the ability to influence the Issuer's management and operations directly in his position. Although the Reporting Persons do not have any specific plan or proposal to acquire additional shares or to dispose of Common Stock, consistent with their investment purpose, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or, subject to the Lock-Up Agreement (as defined below), dispose of shares of Common Stock, depending upon their ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Amendment No. 1, the Reporting Persons currently do not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Amendment No. 1. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a, b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 36,202,798 shares of Common Stock outstanding as of January 7, 2025.

In the aggregate, the Reporting Persons have voting and dispositive power of 18,921,792 shares of Common Stock, representing approximately 48.3% of such class of securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The beneficial ownership of each Reporting Person is as follows:

(i) Mr. Salmasi beneficially owns 18,921,792 shares of Common Stock representing 48.3% of the class, which is comprised of (a) 437,029 shares of Common Stock held by Mr. Salmasi and 3,036,308 shares of Common Stock issuable upon the exercise of options held by Mr. Salmasi, (b) 491,059 shares of Common Stock held by Mr. Salmasi's spouse, (c) 12,148,921 shares of Common Stock held by or issuable to the NLabs, of which Mr. Salmasi is the Chief Executive Officer and stockholder and exercises dispositive and voting power, and (d) 2,808,475 shares of Common Stock held by Salmasi Trust, of which Mr. Salmasi's spouse is the trustee. Mr. Salmasi has shared power to vote and dispose of (a) 437,029 shares of Common Stock held by Mr. Salmasi, (b) 491,059 shares of Common Stock held by Mr. Salmasi's spouse, (c) 12,148,921 shares of Common Stock held by or issuable to the NLabs, and (d) 2,808,475 shares of Common Stock held by Salmasi Trust.

(ii) NLabs beneficially owns 12,148,921 shares of Common Stock held by or issuable to the NLabs, representing 34.1% of the class.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions with respect to the Common Stock during the 60 days before the date of this filing, except as described in Items 3 and 4 above.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

On September 13, 2024, in connection with the consummation of the Business Combination, Plum, Issuer, Plum Partners LLC (the "Sponsor") and certain other holders of the Common Stock of Issuer (the "Company Holders") and certain of their respective affiliates, as applicable, and the other parties thereto, enter into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which, among other things, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of the Company Common Stock and other equity securities of the Company that are held by the parties thereto from time to time, and the Sponsor, the Company Holders and the other parties thereto were granted certain registration rights, on the terms and subject to the conditions therein. The Sponsor and such holders were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of the Company Common Stock.

Lock-Up Agreements

On September 13, 2024, in connection with the consummation of the Business Combination, certain directors, officers and shareholders of Issuer and the Sponsor and certain shareholders of Plum entered into lock up agreements, pursuant to which they agreed not to effect any sale or distribution of any Equity Securities of the Company issued pursuant to the Business Combination Agreement during the 180-day lock-up period, subject to certain exceptions as described in the lock up agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Lock-Up Agreement, dated September 13, 2024, by and between the Issuer and Allen Salmasi (Incorporated by reference to Exhibit 10.1 of the Reporting Person's Schedule 13D filed with the Commission on September 26, 2024).

10.2 Amended and Restated Registration Rights Agreement, dated September 13, 2024, by and among Allen Salmasi, NLabs, the Issuer and the Sponsor (Incorporated by reference to Exhibit 10.2 of the Reporting Person's Schedule 13D filed with the Commission on September 26, 2024).

99.1 Joint Filing Agreement (filed herewith).

99.2 Form of Stock Option Agreement, dated December 30, 2024, by and between the Issuer and Allen Salmasi (filed herewith).

## Signatures
- Allen Salmasi: /s/ Allen Salmasi, Allen Salmasi (02/11/2025)
- NLabs Inc.: /s/ Janice K. Smith, Janice K. Smith/Senior Vice President and CAO (02/11/2025)